  Exhibit 99.5
CERTIFICATE OF QUALIFIED PERSON

I, Marc Schulte, P.Eng. am a Mining Engineer with Moose Mountain Technical Services, with a business address of #210 1510 2nd St North Cranbrook BC, V1C 3L2.

This certificate applies to the Technical Report titled “The New Polaris Gold Project, British Columbia, Canada, 2019 Preliminary Economic Assessment” that has an effective date of 28 February 2019 (the “Technical Report”). I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

I am a Professional Engineer in the Province of Alberta. (#71051). I graduated with a Bachelor of Science in Mining Engineering from the University of Alberta in 2002.

I have worked as a Mining Engineer for a total of 17 years since my graduation from university. I have worked on precious metals, base metals and coal mining projects, including mine operations and evaluations.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have not visited the New Polaris Property.

I am responsible for Sections 1-3, 18, 19, 21-27 of the Technical Report.

I am independent of Canarc Resources Corp. as independence is described by Section 1.5 of NI 43–101.

I have not previously co-authored reports on the New Polaris Project.

I have read NI 43–101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated:
28 February 2019

“Signed and Sealed”
___________________________
Marc Schulte, P.Eng.